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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2004
                         COMMISSION FILE NUMBER: 1-14418

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F [x]          Form 40-F - [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes - [ ]          No [x]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-               .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "consider", "depends", "estimate", "expect", "intend", "plan", "project" and similar expressions, or that certain events, actions or results "will", "may", "might", "should" or "could" occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

          - our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

          - our implementation of CDMA 1xEV/DO technology and other technologies such as W-CDMA, which is commonly referred to as third generation, or 3G, wireless technology;

          - our plans to spend approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network and our expected future capital expenditures on various initiatives;

          - our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a "market-dominating business entity" under the Fair Trade Commission of Korea's Korean Monopoly Regulation and Fair Trade Act;

          - our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

          - the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system;

          - the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations; and

          - our plans to pay dividends in 2004, and statements related to estimates of contractual obligations and commitments, financing activities and plans and other information more specifically detailed in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those

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assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading "Key Information -- Risk Factors" beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     You should read the following discussion together with our unaudited non-consolidated financial statements and the related notes as of December 31, 2003 and March 31, 2004, and for the three months ended March 31, 2003 and 2004 included in reports we filed with the Financial Supervisory Commission of Korea and the Korean Stock Exchange and submitted to the United States Securities and Exchange Commission on Form 6-K on May 25, 2004. We prepare our financial statements in accordance with Korean GAAP, which differs in some respects from U.S. GAAP.

     The financial information described below and in our unaudited non-consolidated financial statements as of December 31, 2003 and March 31, 2004 and for the three months ended March 31, 2003 and 2004 is non-consolidated, and therefore does not reflect the results of operations of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted above, may be materially different on a consolidated basis. As a result, the financial information below is not comparable with the consolidated financial information presented in our annual report on Form 20-F for the year ended December 31, 2003, filed with the United States Securities and Exchange Commission on June 1, 2004.

     Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.6% and 92.7% of our consolidated revenues in 2002 and 2003, respectively, and at December 31, 2002 and 2003, and at December 31, 2002 and 2003 our non-consolidated assets were approximately 89.4% and 96.8% of our consolidated assets and our non-consolidated current assets were approximately 66.8% and 85.0% of our consolidated current assets. We can give no assurance as to what the actual ratios will be for 2004. In addition, results of operations for the first three months of 2004 may not be indicative of results of operations for the full year 2004.

     Accounting principles and their application in practice vary among countries. The following discussion and our interim non-consolidated financial statements and the related notes as of December 31, 2003 and March 31, 2004, and for the three months ended March 31, 2003 and 2004 are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. Accordingly, this report and the accompanying interim non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

     You should read carefully note 2 of our notes to the unaudited non-consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial condition and results of operations.


SELECTED FINANCIAL DATA

     The following table sets forth selected financial data derived from our interim non-consolidated financial statements and the related notes as of December 31, 2003 and March 31, 2004, and for the three months ended March 31, 2003 and 2004. You should read the selected non-consolidated financial data below in conjunction with

                                       3

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our interim non-consolidated financial statements and the related notes as of
December 31, 2003 and March 31, 2004, and for the three months ended March 31, 2003 and 2004.

                                          FOR THE THREE MONTHS ENDED MARCH 31,
                                            2003                        2004
                                          --------                    --------
NON-CONSOLIDATED INCOME STATEMENT DATA            (IN BILLIONS OF WON)
Operating Revenue                         W2,242.7                    W2,400.6
  Wireless Service                         1,975.4                     2,153.9
  Interconnection                            259.7                       239.6
     Total Cellular Revenue                2,235.1                     2,393.5
Operating Expenses                         1,491.8                     1,709.4
Operating Income                             750.9                       691.2
Other Income                                  48.7                        89.9
Other Expenses                               149.4                       110.8
Income Taxes                                 201.5                       217.8
                                          --------                    --------
Net Income                                W  448.7                    W  452.5
                                          ========                    ========



                                          AS OF DECEMBER 31, 2003     AS OF MARCH 31, 2004
                                          -----------------------     --------------------
NON-CONSOLIDATED BALANCE SHEET DATA                      (IN BILLIONS OF WON)
Total Current Assets                            W 3,460.7                   W 3,626.0
Total Non-Current Assets                          9,915.2                     9,788.5
Total Assets                                     13,375.9                    13,414.5
Total Current Liabilities                         4,232.0                     3,969.2
Total Long-Term Liabilities                       3,202.1                     3,409.3
Total Stockholders' Equity                        5,941.8                     6,036.0


RESULTS OF OPERATIONS

     Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services and interconnection fees paid to us by other telecommunications operators. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators.

     Operating Revenue. Our operating revenue increased by 7.0% to Won 2,400.6 billion in the three months ended March 31, 2004 from Won 2,242.7 billion in the corresponding period in 2003 principally reflecting a 7.1% increase in our cellular revenue to Won 2,393.5 billion in the three months ended March 31, 2004 from Won 2,235.1 billion in the corresponding period in 2003. The increase in our cellular revenue was principally due to an increase in our wireless services revenue, as a result of an increase in the number of our wireless subscribers, as well as an increase in the average monthly revenue per subscriber, which was offset by a 7.7% decrease in interconnection revenue. Our wireless services revenue increased by 9.0% to Won 2,153.9 billion in the three months ended March 31, 2004 from Won 1,975.4 billion in the corresponding period in 2003.

     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. However, subscribers who switch operators must purchase a new handset, as we use a different frequency than KT Freetel and LG Telecom. In accordance with the plan published by the MIC, the number portability system was adopted by SK Telecom first, starting from January 1, 2004. Following the implementation of the number portability system, 305,267, 183,876, 214,232 and 261,654 of our subscribers transferred to the services of our competitors in January 2004, February 2004, March 2004 and April 2004, respectively. Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel and LG Telecom will be required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively. The number of our

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wireless subscribers increased to approximately 18.4 million as of March 31,
2004 from approximately 17.6 million as of March 31, 2003, notwithstanding the implementation of number portability in January 2004.

     On an aggregate basis, interconnection revenue decreased by 7.7% to Won
239.6 billion in the three months ended March 31, 2004 from Won 259.7 billion in the corresponding period in 2003. The decrease was primarily due to lower interconnection rates in the three months ended March 31, 2004 compared to the corresponding period in 2003.

     Our non-consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 1.7% to Won 43,623 in the three months ended March 31, 2004 from Won 42,895 in the corresponding period in 2003. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet services sales and average monthly revenue per subscriber from value-added services and other sales.

     Our non-consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 40.4% to Won 7,116 in the three months ended March 31, 2004 from Won 5,068 in the corresponding period in 2003. Wireless Internet services sales increased by 47.8% to Won 391.6 billion in the three months ended March 31, 2004 (representing 18.2% of our cellular revenue) from Won 265.0 billion in the corresponding period in 2003, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.

     Our non-consolidated average monthly revenue per subscriber from value-added services and other sales decreased by 24.0% to Won 1,529 in the three months ended March 31, 2004 from Won 2,011 in the corresponding period in 2003. Value-added services and other sales decreased by 20% to Won 84.2 billion in the three months ended March 31, 2004 from Won 105.2 billion in the corresponding period in 2003 primarily due to a decrease in caller ID rates from Won 2,000 to Won 1,000 that took effect in October 2003.

     Operating Expenses. Our operating expenses in the three months ended March 31, 2004 increased by 14.6% to Won 1,709.4 billion compared to Won 1,491.8 billion in the corresponding period in 2003 primarily due to increases in commissions paid, labor costs, depreciation and amortization expenses, leased line expenses and miscellaneous operating expenses, which more than offset decreases in network interconnection expenses and cost of goods sold.

     Commissions paid to our authorized dealers increased by 24.1% to Won 651.9 billion in the three months ended March 31, 2004 compared to Won 525.1 billion in the corresponding period in 2003, primarily due to the increase in the average number of subscribers by 5.3% during the period, increases in commissions paid to wireless Internet content providers and retail agents, an increase in the number of handsets sold and our aggressive marketing activities to maintain our market leadership in 2G and 2.5G services as well as 3G services going forward and to counter the effect of the implementation of number portability.

     Labor costs increased by 31.6% to Won 150.9 billion in the three months ended March 31, 2004 compared to Won 114.7 billion in the corresponding period in 2003. The increase was primarily due to an increase in the amount of performance bonuses and an increase in salaries. Depreciation and amortization expenses increased by 8.9% to Won 343.2 billion in the three months ended March 31, 2004 compared to Won 315.2 billion in the corresponding period in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT network.

     Leased line expenses increased by 12.5% to Won 82.0 billion in the three months ended March 31, 2004 from Won 72.9 billion in the corresponding period in 2003 primarily due to higher call volumes.

     Miscellaneous operating expenses increased by 19.8% to Won 221.8 billion in the three months ended March 31, 2004 compared to Won 185.1 billion in the corresponding period in 2003 primarily due to increases in taxes and other dues and rent expenses.

     Network interconnection expenses decreased by 7.5% to Won 167.6 billion in the three months ended March 31, 2004 compared to Won 181.1 billion in the corresponding period in 2003, primarily due to a decrease in interconnection rates and a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks, which was partially offset by the higher subscriber numbers.

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     Cost of goods sold decreased by 94.1% to Won 0.3 billion in the three months ended March 31, 2004 compared to Won 5.1 billion in the corresponding period in 2003. The decrease was primarily due to a decrease in sales of wireless Internet solutions (including software, hardware and service) following the completion of our obligation to provide wireless Internet solutions to Asia Pacific Broadband Wireless Communications (APBW) at the end of 2003.

     Operating Income. Our operating income decreased by 8.0% to Won 691.2 billion in the three months ended March 31, 2004 from Won 750.9 billion in the corresponding period in 2003. Our operating income decreased principally because our operating expenses increased at a faster rate than our operating revenue, as explained above.

     Other Income. Other income, consisting primarily of equity in earnings of affiliates, interest income, dividend income, foreign exchange and translation gains and commission income, increased by 84.6% to Won 89.9 billion in the three months ended March 31, 2004 compared to Won 48.7 billion in the corresponding period in 2003, primarily due to increases in equity in earnings of affiliates, dividends, interest income and foreign exchange translation gains, which were partially offset by a decrease in commissions.

     Other Expenses. Other expenses include interest and discount expenses, loss on disposal of property, equipment and intangible assets, loss on valuation of derivative instruments, foreign exchange and translation losses and donations. Other expenses decreased by 25.8% to Won 110.8 billion in the three months ended March 31, 2004 compared to Won 149.4 billion in the corresponding period in 2003. The decrease was primarily due to decreases in loss on impairment of long-term investment securities, equity in losses of affiliates, interest and discounts and foreign exchange translation losses, which more than offset increases in loss on valuation of derivative instruments and loss on disposal of property, equipment and intangible assets. As a percentage of operating revenue, other expenses decreased to 4.6% in the three months ended March 31, 2004 from 6.7% in the corresponding period in 2003.

     Income Tax. Provision for income taxes increased by 8.1% to Won 217.8 billion in the three months ended March 31, 2004 from Won 201.5 billion in the corresponding period in 2003. Our effective tax rate increased to 32.5% in the three months ended March 31, 2004 from an effective tax rate of 31.0% in the corresponding period in 2003.

     Net Income. Principally as a result of the factors discussed above, our net income increased by 0.8% to Won 452.5 billion in the three months ended March 31, 2004 from Won 448.7 billion in the corresponding period in 2003, with net income as a percentage of operating revenues at 18.8% in the three months ended March 31, 2004 as compared to 20.0% in the corresponding period in 2003.


LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY

     We had a working capital (current assets minus current liabilities) deficit of Won 343.2 billion as of March 31, 2004 and Won 771.3 billion as of December 31, 2003. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 765.7 billion as of March 31, 2004 and Won 987.6 billion as of December 31, 2003. We had outstanding short-term borrowings of Won
575.7 billion as of March 31, 2004 and Won 728.7 billion as of December 31,
2003.

     Our principal sources of funds have been operating cash flow and increase in debt. We had a net decrease in cash and cash equivalents of Won 15.5 billion in the three month period ended March 31, 2004, compared to a cash increase of Won 552.4 billion during the same period in 2003. We had cash and cash equivalents of Won 12.9 billion at March 31, 2004 and Won 558.6 billion at March 31, 2003.

     Net Cash Flow from Operating Activities. Our principal sources of funds have been operating cash flow and increase in debt. Cash flow provided by operations was Won 175.5 billion in the three month period ended March 31, 2004, compared to Won 12.3 billion during the same period in 2003.

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     Net Cash from Investing Activities. Net cash flow from investing activities was Won 39.5 billion in the three month period ended March 31, 2004, compared to Won 55.8 billion during the same period in 2003. Cash inflows from investing activities were Won 319.9 billion in the three month period ended March 31, 2004, compared to Won 802.6 billion during the same period in 2003, and the primary contributor to such inflows related to a decrease in trading securities of Won 240.6 billion in the three month period ended March 31, 2004, compared to Won nil during the same period in 2003. Cash outflows for investing activities were Won 280.4 billion in the three month period ended March 31, 2004, compared to Won 746.8 billion during the same period in 2003. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 115.7 billion in the three month period ended March 31, 2004, compared to Won 143.3 billion during the same period in 2003; increase in short-term financial instruments, which were Won 33.1 billion in the three month period ended March 31, 2004, compared to Won 207.9 billion during the same period in 2003; and increase of trading securities, which were nil in the three month period ended March 31, 2004, compared to Won 343.6 billion during the same period in 2003.

     Net Cash from Financing Activities. Financing activities used cash of Won
230.6 billion in the three month period ended March 31, 2004, compared to providing cash of Won 484.3 billion during the same period in 2003. Cash inflows from financing activities included net increase in short-term borrowings, which provided cash of nil in the three month period ended March 31, 2004, compared to Won 1,071.3 billion during the same period in 2003; and issuance of bonds, which provided cash of Won 147.5 billion in the three month period ended March 31, 2004, compared to Won 295.8 billion during the same period in 2003. Cash outflows for financing activities included, among other items, net repayment of short-term borrowing of Won 153.0 billion in the three month period ended March 31, 2004, compared to nil during the same period in 2003; repayment of the current portion of long-term debt, which used cash of Won 224.4 billion in the three month period ended March 31, 2004, compared to Won 4.4 billion during the same period in 2003; and acquisition of treasury stock, which used cash of Won 2 million in the three month period ended March 31, 2004, compared to Won 854.2 billion during the same period in 2003.


     LONG TERM DEBT

     We had total non-consolidated long-term debt (excluding current portion and facility deposits) of Won 3,409.3 billion as of March 31, 2004 and Won 3,202.1 billion as of December 31, 2003. Our non-consolidated long-term debt as of March 31, 2004 included, among other items, bonds in the amount of Won 2,407.9 billion, facility deposits of Won 41.2 billion, long-term payables of Won 567.2 billion and deferred income tax liabilities of Won 282 billion. Our non-consolidated long-term debt as of December 31, 2003 included, among other items, bonds in the amount of Won 2,256.6 billion, facility deposits of Won 44.2 billion, long-term payables of Won 564.1 billion, deferred income tax liabilities of Won 242.1 billion and bank and institutional loans of Won 1.6 billion. For a description of our bonds payable, see notes 2 and 8 of our non-consolidated financial statements; for a description of our long-term liabilities, see notes 9 and 10 of the notes to our non-consolidated financial statements; and for a description of our deferred income tax liabilities, see notes 2 and 17 of the notes to our non-consolidated financial statements. As of March 31, 2004, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

     In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won
10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.

     On September 4, 2003 and December 15, 2003, we sold Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 12.9 billion and Won 9.9 billion, respectively. In connection with these asset-backed securitization transactions, we have obligations to repurchase up to 13.3% and 13.2% of the

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receivables for Nate Fourth Special Purpose Company and Nate Fifth Special
Purpose Company, respectively, if receivables become past due for three months or the debtors become insolvent. At March 31, 2004, the uncollected balances of accounts receivable sold to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were Won 74.5 billion and Won 237.9 billion, respectively. See notes 3 and 19 of the notes to our non-consolidated financial statements.

     In May, July, August and November 2002, we issued Won 500.0 billion, Won
200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. These bonds mature in May 2005, July 2007, August 2007 and November 2007, and have an annual interest rate of 6.0%, 6.0%, 6.0% and 5.0%, respectively. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%.

     In March 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion. These bonds will mature in 2009 and have an annual interest rate of 5.0%. We used the net proceeds from the sale of these bonds to repay commercial paper which matured at the end of March 2004.

     Subsequent to March 31, 2004, we completed the following debt offerings:

     In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.

     In May 2004, we issued Won-denominated notes in the principal amount of Won
     150.0 billion with a maturity of five years and an interest rate of 5.0%. The proceeds of the Won-denominated note offering in May 2004 were used for our operations.

     On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders' conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We plan to enter into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.


     CAPITAL REQUIREMENTS AND RESOURCES

     Our actual capital expenditures in the three month period ended March 31, 2004 were Won 106.0 billion, primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business, the roll-out of our W-CDMA network and for the development and introduction of wireless data services.

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     We estimate that we will spend a total of approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including primarily for the expansion and improvement of our wireless networks, investments in our Internet-related businesses and the satellite-based DMB business and the roll-out of our W-CDMA network. Of that amount, in 2004, we currently plan to spend up to Won 800 billion on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 250 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 600 billion on other capital expenditures and projects. In addition, we expect that construction of our new headquarters will be completed by the end of 2004. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2004 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.

     We currently plan to make capital expenditures in 2004 related to construction of our W-CDMA network. The actual scope and timing of the full nationwide roll-out of our W-CDMA network will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors. Our future capital expenditures will be fixed after we have reviewed the progress of the introduction and marketability of our W-CDMA service.

     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is expected to be approximately Won 92.0 billion. We launched the satellite in March 2004. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals that have yet to be obtained, our current expectations are to begin commercial service by August 2004.

     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

     As of December 31, 2003, our principal repayment obligations (on a consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:


                     TWELVE MONTHS ENDING DECEMBER 31, TOTAL
                              (In Billions of Won)

     2004......................................................    W1,368.4
     2005......................................................       501.6
     2006......................................................       805.3
     Thereafter................................................     1,000.0

     We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.8% of operating revenue in 2003 and 2.7% of operating revenue for the three month period ended March 31, 2004.

     We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds during the remainder of 2004 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund SK IMT's planned construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for 2004. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

     No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders' equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank's shareholders' equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company's credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 44.2 billion as of December 31, 2003 to Won 41.2 billion as of March 31, 2004. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.


     DIVIDEND POLICY

     In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. We have not decided whether we will pay an interim dividend for 2004. The overall dividend payout ratio with respect to dividends for 2004 is currently expected to be up to 25% of net income from 2004.


     DERIVATIVE INSTRUMENTS

     During the three month period ended March 31, 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure with respect to our issuance of US$300 million notes. See note 22 of the notes to our non-consolidated financial statements.

     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders' conversion rights. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We plan to enter into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

     We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.


OTHER INFORMATION

     On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would inject new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, as we held a 1.8% stake in Hanaro Telecom as of December 31, 2003. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro increased to 4.8% from 1.8% as of December 31, 2003.

     As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the Korean Ministry of Information and Communication (MIC) imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007.

     On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2004, we had approximately 18.5 million subscribers, representing a market share of approximately 52.0%. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.

     On June 15, 2004, . MIC suspended SK Telecom, KT Freetel Co. Ltd. ("KTF"), LG Telecom Ltd. ("LGT") and Korea Telecom ("KT") from acquiring new subscribers for certain periods of time for their violation of the ban on providing subsidies to handset purchasers. The suspension periods are 40 days for SKT starting from August 20, 2004, 30 days for KTF starting from July 21, 2004 and 30 days for LGT starting from June 21, 2004 and 20 days for KT (in connection with its resale of KTF service) starting from July 21, 2004, respectively. The four service providers will be banned from acquiring new mobile subscribers, including MNP subscribers, during the applicable suspension periods. Other than the ban on the acquisition of new subscribers, the service providers will be able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SK TELECOM CO., LTD.

                                                    By: /s/ Dong Hyun Jang
                                                        ------------------------
                                                    Name:  Dong Hyun Jang
                                                           ---------------------
                                                    Title: Vice President
                                                           ---------------------

Date: June 25, 2004